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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of November 2008


                              AETERNA ZENTARIS INC.

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F /X/ Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                 Yes / / No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


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                                 DOCUMENTS INDEX

DOCUMENTS DESCRIPTION

1. Press Release dated November 12, 2008: AEterna Zentaris Agrees to Sell Cetrotide(R) Royalty Stream for $52.5 Million to Cowen Healthcare Royalty Partners

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                                                         [AETERNA ZENTARIS LOGO]


AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aezsinc.com


                                                           PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE



AETERNA ZENTARIS AGREES TO SELL CETROTIDE(R) ROYALTY STREAM FOR
$52.5 MILLION TO COWEN HEALTHCARE ROYALTY PARTNERS

ALL AMOUNTS ARE IN U.S. DOLLARS

QUEBEC CITY, CANADA, NOVEMBER 12, 2008 - AEterna Zentaris Inc. (NASDAQ: AEZS;
TSX: AEZ), a global biopharmaceutical company focused on endocrine therapy and oncology, today announced that it has signed a definitive agreement to sell to Cowen Healthcare Royalty Partners, L.P. ("CHRP") its rights to royalties on future sales of Cetrotide(R) covered by its license agreement with Merck Serono. The license agreement between AEterna Zentaris and Merck Serono was signed in 2000 and granted Merck Serono exclusive rights to market, distribute and sell Cetrotide(R) worldwide, with the exception of Japan, in the field of IN VITRO fertilization. On closing, AEterna Zentaris will receive $52.5 million from CHRP. In addition, contingent on 2010 net sales of Cetrotide(R) reaching a specified level, AEterna Zentaris would receive an additional payment of $2.5 million from CHRP.

Under the terms of the agreement, if cetrorelix, which is currently in Phase 3 clinical trials for the treatment of benign prostatic hyperplasia, is approved for sale by European regulatory authorities in an indication other than IN VITRO fertilization, AEterna Zentaris has agreed to make a one-time cash payment to CHRP in an amount ranging from $5 million up to a maximum of $15 million. The amount which would be due to CHRP will be higher the earlier the product receives European regulatory approval.

"We are very pleased with this transaction which is in line with our strategy of generating non-dilutive financing through non-core asset monetization," said Juergen Engel, Ph.D., President and Chief Executive Officer of AEterna Zentaris. "We now expect to end the year 2008 with approximately $50 million in cash, providing us with the financial resources for the continued development of cetrorelix in BPH."

"Our investment in Cetrotide(R) is consistent with our strategy to invest in unique commercial-stage products with strong marketing partners, and attractive risk reward profiles," said Todd C. Davis, Co-Founder and Managing Director of CHRP. "There is a growing demand for fertility treatment products around the globe and we believe Cetrotide(R) is well positioned to expand its presence in the market."

The transaction is expected to close within the next 15 business days.

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RBC Capital Markets acted as exclusive financial advisor to AEterna Zentaris in connection with this transaction.

ABOUT CETROTIDE(R) (CETRORELIX)

Cetrotide(R) (cetrorelix) was the first luteinizing hormone-releasing hormone
(LHRH) antagonist treatment approved for IN VITRO fertilization. It is administered to women to prevent premature ovulation in order to increase fertility success rate. Developed in cooperation with Medicine Nobel-Prize winner, Professor Andrew Schally of Veterans Affairs, Miami, Florida, it was launched in Europe in 1999 and in the United States in 2001. Cetrotide(R) is currently marketed worldwide by Merck Serono, except for Japan where it is marketed by Nippon Kayaku and Shionogi.

Cetrorelix is also currently in a Phase 3 program in benign prostatic hyperplasia involving 1,500 patients in North America and Europe. First results are expected in Q3 2009 with an NDA filing to follow in 2010 and potential launch in 2011.

ABOUT COWEN HEALTHCARE ROYALTY PARTNERS

Cowen Healthcare Royalty Partners ("CHRP") is a global healthcare private equity firm with over $500 million in capital under management. The firm invests principally in commercial-stage biopharmaceutical and medical device companies and products, through the purchase of royalty or Synthetic Royalty(SM) interests, debt and equity. CHRP's investment team has over 90 years of healthcare related experience including principal investing, structured finance, healthcare industry senior management, Wall Street research and consulting, scientific and clinical experience. For more information, please visit WWW.COWENROYALTY.COM.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a global biopharmaceutical company focused on endocrine therapy and oncology, with proven expertise in drug discovery, development and commercialization.

News releases and additional information are available at WWW.AEZSINC.COM.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update

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any such factors or to publicly announce the result of any
revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except if we are requested by a governmental authority or applicable law.


CONTACTS

INVESTOR RELATIONS                                    MEDIA RELATIONS
Ginette Vallieres                                     Paul Burroughs
Investor Relations Coordinator                        Director of Communications
(418) 652-8525 ext. 265                               (418) 652-8525 ext. 406
GVALLIERES@AEZSINC.COM                                PBURROUGHS@AEZSINC.COM

                                      -30-

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                                    SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              AETERNA ZENTARIS INC.


Date:  Nov. 12, 2008                          By: /s/Dennis Turpin
--------------------                              ------------------------------
                                                  Dennis Turpin
                                                  Senior Vice President and
                                                  Chief Financial Officer